Exhibit 99.18



                                                   FOR IMMEDIATE RELEASE
                                                   ---------------------


                      CHATEAU PROPERTIES ANNOUNCES THE
                         REPURCHASE OF 450,000 SHARES


CLINTON TOWNSHIP, MI, October 30, 1996 - Chateau Properties, Inc. (NYSE: CPJ) announced today that it had completed the repurchase of 450,000 shares of its common stock. These repurchases were effected on the New York Stock Exchange. The repurchases were made at prices ranging from $24 5/8 to $25. Following the vote of the shareholders of ROC Communities, Inc. (NYSE: RCI) on the proposed merger with Chateau, Chateau may repurchase up to an additional 1,000,000 shares of its common stock by way of open market purchases, privately negotiated purchases or a tender offer.

Chateau Properties is a fully integrated real estate investment trust (REIT) engaged in the long-term ownership, management, development and acquisition of high quality manufactured housing communities. Its portfolio comprises
47 communities located in Michigan, Illinois, Florida, Minnesota, and North Dakota and contains 20,003 sites.

On October 2, 1996, Chateau and ROC announced the joint acquisition of six properties from Oakwood Homes. The 50/50 joint venture includes the capacity for a total of 2,700 homesites.